Exhibit 9

For Immediate Release

UNILENS VISION INC. RETAINS RJ FALKNER & COMPANY, INC.

AS INVESTOR RELATIONS COUNSEL

LARGO, Florida (January 6, 2004) – Unilens Vision Inc. (TSX Venture Exchange: UVI), which through its subsidiary Unilens Corp., USA, develops, manufactures, distributes and markets specialty contact lenses, today announced that it has retained RJ Falkner & Company to develop and implement an investor relations program for the Company.

RJ Falkner & Company, Inc. (“Falkner”) is an investment research and financial communications firm that seeks out undervalued small-cap companies with the potential to outperform the overall market on an intermediate and long-term basis. Its research analysts work with the managements of such companies to broaden the companies’ exposure within the investment community and to expand the level of interest among brokers, money managers and high-net-worth individual investors. Additional information on RJ Falkner & Company, Inc. is available on the Internet at www.rjfalkner.com.

“We selected RJ Falkner & Company as our investor relations firm because of the relationships that its research analysts have developed within the investment community over the past 35 years,” stated A. W. Vitale, Chairman and Chief Executive Officer of Unilens Vision Inc. “We believe its analysts can independently develop a thorough appreciation for the sales and royalty potential of our unique multi-focal contact lenses in a variety of markets.”

“We are excited to be selected to provide a full range of investor relations services to Unilens Vision Inc.,” commented R. Jerry Falkner, CFA, President of RJ Falkner & Company, Inc. “We believe that Unilens has the potential for rapid revenue and earnings growth as demand for its C-Vue™ and other brands of multi-focal contact lenses accelerates.”

The agreement between Unilens Vision Inc. and Falkner covers one year, and provides for assistance in investor relations, press release development, the development of independent analyses and research reports, and other services of benefit to Unilens. Unilens will pay a monthly consulting fee to Falkner during the contract period, will reimburse Falkner for expenses incurred in providing investor relations services to Unilens, and has granted Falkner an option to purchase up to 25,000 shares of Unilens Vision Inc. common stock at an exercise price of $0.62 per share ($ Cdn).

Any forecasts, projections and/or conclusions contained in the research reports published by Falkner will be independently prepared by Falkner, unless otherwise stated, and will not be endorsed by the management of Unilens Vision Inc.

About Unilens Vision Inc.

Established in 1989, Unilens Vision Inc. (“Unilens”), through its wholly-owned subsidiary Unilens Corp., USA, develops, manufactures, distributes and markets specialty contact lenses under the C-Vue, Unilens, Sof-Form, and Lombart brands. Additional information on the Company may be accessed on the Internet at www.unilens.com.

Unilens Vision Inc. is headquartered in Vancouver, Canada, and its operating headquarters is located in Largo, Florida. The Company’s common stock is listed on the TSX Venture Exchange under the symbol “UVI”.

The information contained in this news release, other than historical information, consists of forward-looking statements that involve risk and uncertainties that could cause actual results to differ materially from those described in such statements. For a discussion of certain factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to the Company’s most recent filings with the TSX Venture Exchange

Note: The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For more information, please contact:

Michael Pecora, CFO, Unilens Corp., USA at (727) 544-2531

or

RJ Falkner & Company, Inc., Investor Relations Counsel, at (800) 377-9893 or via email at

info@rjfalkner.com.